SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                          _______________________

                               SCHEDULE 13D/A
                               (RULE 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13D-2(a)

                             (AMENDMENT NO. 2)
                          _______________________


                          LIFE TECHNOLOGIES, INC.
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)


                                 532177201
                               (CUSIP Number)


                            BRUCE H. BEATT, ESQ.
               VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             DEXTER CORPORATION
                               ONE ELM STREET
                             WINDSOR LOCKS, CT
                               (860) 292-7675
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)
                          _______________________

                                  COPY TO:

                          J. MICHAEL SCHELL, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                       NEW YORK, NEW YORK 10036-6522
                               (212) 735-3000

                              JANUARY 28, 2000
          (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


 CUSIP No.  532177201
 --------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS: Dexter Corporation
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                06-0321410
 --------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) ____
                                                             (b) ____
 --------------------------------------------------------------------------
 3.   SEC USE ONLY

 --------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (See Instructions):
            BK
 --------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                     _____
 --------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Connecticut
 --------------------------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH
 --------------------------------------------------------------------------
       7.  SOLE VOTING POWER             13,132,960 shares
 --------------------------------------------------------------------------
       8.  SHARED VOTING POWER           5,569,187 shares
 --------------------------------------------------------------------------
       9.  SOLE DISPOSITIVE POWER        0 shares
 --------------------------------------------------------------------------
      10.  SHARED DISPOSITIVE POWER      18,702,147 shares
 --------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,702,147 shares
 --------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                     _________
 --------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           74.8 %
 --------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON
           CO
 --------------------------------------------------------------------------





 CUSIP No.  532177201
 --------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS: Dexter Acquisition Delaware, Inc.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                51-0386042
 --------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) ____
                                                             (b) ____
 --------------------------------------------------------------------------
 3.   SEC USE ONLY

 --------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (See Instructions):
             AF
 --------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                    _____
 --------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
 --------------------------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH
 --------------------------------------------------------------------------
       7.  SOLE VOTING POWER             0 shares
 --------------------------------------------------------------------------
       8.  SHARED VOTING POWER           5,569,187 shares
 --------------------------------------------------------------------------
       9.  SOLE DISPOSITIVE POWER        0 shares
 --------------------------------------------------------------------------
      10.  SHARED DISPOSITIVE POWER      5,569,187 shares
 --------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,569,187 shares
 --------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                         __________
 --------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            22.3 %
 --------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON
           CO
 --------------------------------------------------------------------------




           Dexter Corporation, a Connecticut corporation ("Parent"), and Dexter Acquisition Delaware, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), hereby amend and supplement the report on Schedule 13D, originally filed on December 23, 1998, as amended by the Schedule 13D/A No. 1, dated January 24, 2000 (as amended, the "Schedule 13D"), with respect to their ownership of shares of Common Stock, par value $.01 per share, of Life Technologies, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule 13D.

           The Schedule 13D is hereby amended and supplemented as follows:

 ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS.

           The purchase by Parent of 825,245 shares on January 28, 2000 was financed through uncommitted credit lines.

 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           The response to Item 5 is hereby amended and supplemented as follows:

           "On January 28, 2000, Parent purchased 825,245 Shares in a privately negotiated transaction for an aggregate purchase price of $40,437,005 or a per Share purchase price of $49.00."




                                 SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of the entity set forth below, such entity certifies that the information set forth in this Statement is true, complete, and correct.


 January 28, 2000
                                      DEXTER CORPORATION

                                      By: /s/ Bruce H. Beatt
                                         ---------------------------------
                                         Bruce H. Beatt
                                         Vice President, General Counsel
                                           and Secretary


                                      DEXTER ACQUISITION DELAWARE, INC.

                                      By: /s/ Kathleen Burdett
                                         ---------------------------------
                                         Kathleen Burdett
                                         Treasurer